

November 1, 2010

Via facsimile to (407) 805-0045

Jay Shafer
Chief Executive Officer
The Amacore Group, Inc.
Maitland Promenade 1
485 North Keller Road, Suite 450
Maitland, Florida 32751

> Re: **The Amacore Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Qs for the Periods Ended June 30 and March 31, 2010**
> **Filed August 16, 2010 and May 17, 2010, respectively**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 6, 2010**
> **File No. 000-27889**

Dear Mr. Shafer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 9

1. We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not yet know of. Please delete the second and third sentences of the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

2. Please add a risk factor that addresses the going concern opinion issued by your auditor.

Item 8. Financial Statements, page 34

Notes to Consolidated Financial Statements, page 40

Note 1 – Nature of Operations, page 40

Management's Assessment of Liquidity, page 40

3. We note the disclosure of your belief that your liquidity will be solely coming from your majority stockholder for the next 12 months; however on page 30, you disclose that without significant debt and equity investment from internal and external sources, you will not be able to sustain operations for the next twelve months. In this regard, please clarify for us and in your disclosures the expected liquidity sources for the next 12 months.

Note 2 – Basis of Presentation and Significant Accounting Policies, page 41

Revenue Recognition – Membership Fees, page 41

4. You disclose that you recognize revenues from membership fees for the sales of health related discount benefit plan as earned, and that these products often include elements sold through contracts with third party providers, but the revenue is reported on a gross basis. In that regard, please tell us and clarify in your disclosures if you are the primary obligor or agent when selling these benefit plans and explain to us why the presentation of revenues on a gross basis is appropriate. Also, tell us and disclose the components made up of the costs of sales for these products. Refer to FASB ASC 605-45-45.

5. We note revenue reductions adjustments resulting from refunds and chargebacks totaled $4.5 million and $8.1 million for the years ended December 31, 2009 and 2008, respectively while the estimates for a related allowance as of the same reporting periods totaled only $160 thousand and $390 thousand, respectively. Please explain to us and disclose in more detail your policy for estimating refunds and chargebacks. Also, provide us a rollfoward of the allowance from 2008 to 2009 and explain your consideration as to whether a larger allowance may be required.

Note 3 – Noncash Investing and Financing Activities, page 4

6. We note you have presented the following transactions as noncash investing and financing disclosure:

    - Common stock issued for consulting services
    - Common stock of Zurvita issued in exchange for marketing services
    - Convertible debenture issued for marketing agreement
    - Financed insurance agreement
    - Preferred stock dividends

    In that regard, please explain to us in more detail the nature of these items and advise us how you reasonably concluded on the disclosure as noncash investing and financing rather than non-cash operating activities. Reference is made to FASB ASC 230-10-50.

Note 6 – Goodwill and Other Intangible Assets, page 47

7. We note you capitalized the marketing agreement payments made to OmniReliant as an intangible asset with an indefinite life and record no impairment since the agreement inception date. In that regard, explain to us and disclose how you reasonably determined that the marketing agreement is an intangible asset and that it has an indefinite life. In light of OmniReliant's recurring losses and negative cash flows from operations based on its publicly available financial information, explain to us how you assess the remaining useful life at each reporting period when determining if events and circumstances continue to support an indefinite life. If you determined that you appropriately classified the agreement as an intangible asset with an indefinite life under GAAP, tell us and disclose how you conduct the annual impairment test. Reference is made to FASB ASC 350-30-35.

Note 13 – Redeemable Preferred Stock, page 54

8. We note you classified Zurvita's Series A and Series B Convertible Preferred Stock as temporary equity. We note they contain cash redemption features triggered by circumstances not within your control including the failure to have available a sufficient number of authorized and unreserved shares of common stock to issue in the event of a conversion. We also note from your disclosure in Note 15 on page 57 that you currently do not have sufficient authorized common stock to satisfy the conversions and the exercise of all outstanding options and warrants. To help us better understand your accounting, please explain to us in more detail why you did not classify the redeemable convertible preferred stock as a liability in light of the insufficient number of authorized shares to settle the conversion. Cite the accounting literature relied upon to support your accounting.

Jay Shafer
The Amacore Group, Inc.
November 1, 2010
Page 4

Note 14 – Preferred Stock, page 55

9. We note your classification of Series G, H, I and L convertible preferred stock as permanent equity and that the preferred stock provide holders with the option to convert their preferred stock into common stock. Similar to the comment above, please explain to us the appropriateness of this classification under GAAP in light of insufficient number of authorized common stock currently available to settle the conversion. Cite the accounting literature you relied upon and how you applied it to your situation. Also, advise us how you consider the impact of this situation on your outstanding stock warrants currently classified within permanent equity.

Note 19 - Earnings Per Share, page 67

10. Refer to the basic and diluted net earnings (loss) per common share table. We note your use of 1,028,482,088 and 149,676,100 weighted average common shares in your earning per share computations for the years ended December 1, 2009 and 2008. However, we also note insignificant change in your common shares outstanding during 2009. As such, we are unclear about the reason behind the significant change in the weighted average common shares in your presentation. Please explain.

Item 10. Directors, Executive Officers and Corporate Governance, page 73

11. Please clarify your disclosure by adding dates or the duration of employment for Mr. Norberg. Refer to Item 401(e) of Regulation S-K.

Form 10-Qs for the Periods Ended June 30 and March 31, 2010

Exhibits 31.1 and 31.2

12. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, The Amacore Group, Inc. is referred to as "the small business issuer" instead of "the registrant." Please confirm that your certifications will appear exactly as set forth in current Item 601(b)(31) of Regulation S-K in your future Exchange Act filings.

Revised Preliminary Information Statement on Schedule 14C

13. Please tell us the status of your revised preliminary information statement on Schedule 14C filed on April 6, 2010 and your response to our comment letter issued on April 29, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director